UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 15, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Notice Regarding Record Date for calling

General Meetings of Class Shareholders

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors has resolved today regarding the record date for calling general meetings of class shareholders, each class consist of Ordinary Stock, Eleventh Series Class XI Preferred Stock, and Thirteenth Series Class XIII Preferred Stock, scheduled to be held in late June, 2011 as set forth below:

1. Regarding Record Date, etc. for General Meetings of Class Shareholders

To determine the shareholders who may exercise their right at the general meetings of class shareholders scheduled in late June, 2011, MHFG has set March 31, 2011 (Thursday) as its record date and accordingly, the shareholders listed in the final shareholder list as of the same day will correspond to the shareholders who may exercise their right.

(1) Record date	:	March 31, 2011 (Thursday)
(2) Scheduled date of public notice	:	March 16, 2011 (Wednesday)
(3) Method of giving public notice	:	Electronic notice, which will be posted in the MHFG
Website: http://www.mizuho-fg.co.jp/investors/kokoku.html

2. Regarding Items on Agenda for General Meetings of Class Shareholders

As items on the agenda for this general meetings of class shareholders, MHFG will bring up the approval of partial revisions to the Article of Incorporation regarding increase of the total number of shares and the total number of class shares of common stock which MHFG is authorized to issue and etc. As soon as decided, MHFG will notice the scheduled date, details of agenda, and etc. for general meetings of class shareholders.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to notice specific facts relating to Record Date for Calling General Meetings of Class Shareholders and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.